                              Filed by AmeriSource Health Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                              Subject Company: AmeriSource Health Corporation Commission File Number: 0-20485



Forward-Looking Statements
--------------------------

The following communications contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information
----------------------

In connection with their proposed merger, AmeriSource and Bergen Brunswig will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by AmeriSource and Bergen Brunswig at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, telephone: (610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone: (714)385-4000.

Participants in Solicitation
----------------------------

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.

                               AMERISOURCE CORP.

                                March 21, 2001
                                10:30 a.m. CST



Moderator             Ladies and gentlemen, thank you for standing by. Welcome
                      to the Amerisource Bergen, a winning combination conference call. At this time all participant lines are in a listen-only mode. Later there will be a question and answer session, and instructions will be given to you at that time. As a reminder this conference is being recorded.

                      I would now like to turn the conference over to our host, Chairman and CEO of Amerisource, Mr. Dave Yost. Please go ahead.

D. Yost Thank you very much, and thank you everyone for joining me. With me today also is Kurt Hilzinger, Chief Operating Officer of Amerisource. What we'd like to talk about today of course is the exciting news that we had Monday morning, talking about the combination of Amerisource and Bergen Brunswig. I want to tell you that I am truly excited about this, as we all should be, because I think this is a combination that is really about opportunity and growth for everyone.

                      What we're talking about here is a true merger of equals; that is putting two very fine companies together so that we will literally match up with the best of the best. One of the things that attracted both Bob Martini and me together in putting together this combination is the fact that not only are these companies linked up very well culturally, geographically and even with their customer segments, but most importantly these are two companies who have a great history of customer focus. And we want to make absolutely certain that going forward we maintain that customer focus, because as we've done in the past that will be the way we differentiate our offer and compete effectively going forward.

                      This is going to be a very large enterprise when we get done. But this is not about being big; this is about being the best. We're absolutely convinced that at the end of this time we will be the best.

                                                               AMERISOURCE CORP.
                                                        Host:  Michael Kilpatric
                                                   March 21, 2001/10:30 a.m. CST
                                                                          Page 2


                      This is about expanded opportunity. Both of these companies have great opportunities to grow and prosper individually, but together we're convinced that our opportunities are even greater. I know this is a time of high anxiety for many of you, because there are a lot of unknowns at this point and I am sympathetic to that. Let me tell you, though, some of the things that are known. The first thing is that the leadership of this new enterprise going forward is known. I will be the Chief Executive Officer of the Company. Kurt Hilzinger will be the Chief Operating Officer, two people that you have known for some time.

                      The Chief Financial Officer has been reported, will be Neil Dimick, and since I've mentioned that I want to also mention the role that Jay James has played in getting us this far and the role that he will play in the future. It's absolutely essential that we all focus on the fact that this transaction will not close until summer, so in the interim there's going to be a lot of work that needs to be done. And until that time, of course, Jay will continue to be our Chief Financial Officer. Exactly what he will do after that is undetermined at this time, but as I pointed out there are lots and lots of opportunities for everyone.

                      The other thing I want to point out that it's not unknown where the headquarters is going to be. The headquarters is going to be in Valley Forge, and at this time we're looking to expand some of the office space to make room for additional people and functions that we may need here as a result of this transaction. There will be functions other places as well, but we want to make very sure there's no doubt in anyone's mind that we're not talking about a two-headed monster here. We are talking about the leadership focused with Kurt and myself, with the headquarters focused here.

                      We may continue to have functions other places, and as you know we have done that traditionally with Amerisource in the past. Our purchasing, for example, is currently done in Minneapolis. For some time we had a clearinghouse in Columbus, Ohio. We did the programming and the development for our Echo System early on in Johnson City. So we've got a great history of having functions done other places. Right now we've got an east and west financial processing center. So it is not unusual to expect that functions could be at different places literally around the country.

                                                               AMERISOURCE CORP.
                                                        Host:  Michael Kilpatric
                                                   March 21, 2001/10:30 a.m. CST
                                                                          Page 3


                      But it's important to note that no decisions have been made about where any functions will be or how these companies will be integrated. The integration of this company is going to be done very, very carefully and very, very methodically. Many of you will be called upon to play a key role in that integration planning. We will look to Kerry Host to provide a major leadership role in that function as other people from Bergen Brunswig. And we're very proud of the fact that we were able to integrate our data processing systems from six platforms literally down to one very smoothly, and get kudos for service and service awards while we did that.

                      There have been no decisions made about data processing or about the logistics network that will be established. We'll be doing detailed studies on that. We will involve many of you, perhaps third party outside consultants to help, and the driving factor in all of those decisions will be what is best for the customer. We will continue to be customer driven.

                      It's absolutely essential during this time period that we stay focused on the task at hand. Those of you who were with us in '97 and '98 know that this could be a lengthy process; at best it will end in late summer. It could be longer. As you all know who were here in '97 and '98, this transaction is subject to regulatory approvals. When you go down that path you can never know exactly what's going to happen.

                      We're highly confident that this transaction will be approved. But it's an unknown until it's completed. It's absolutely essential that we stay focused on the task at hand. Our competitors will use this as an opportunity to try to divide and conquer us going forward, to try to get a wedge between us and our customers. It's absolutely essential that we stay focused on task and continue to deliver the fine results.

                      In the interim you can guess that the stock market will be somewhat erratic with our stock price, and it's probably best just not to look at it. In transactions this large there are a lot of technical things that happen with stocks, with people called arbitrageurs who move in and out of stocks, and short one stock and go long on another stock. So you can see the stock kind of bouncing around.

                      My advice is don't worry about it. This is a transaction that we have entered into because it's in the best long-term interest of our customers, shareholders, supplier and employees. This is the right thing to do on a

                                                               AMERISOURCE CORP.
                                                        Host:  Michael Kilpatric
                                                   March 21, 2001/10:30 a.m. CST
                                                                          Page 4


                      long-term basis. How the stock market reacts on a short-term basis really is not an issue for us.

                      I want to really focus, before I turn it over to questions, the fact that this really presents great opportunities for all of our employees. We will literally be picking the best of the best from two fine companies, and this really opens up and deepens the role we will play in the whole healthcare supply channel. Bergen has businesses that we've not been in, in the past. By combining we're going to have added resources, develop new programs and new systems for our customers going forward. These are very, very exciting times for Amerisource. No decisions have been made regarding anything. We're going to make these decisions very carefully, very methodically so that at the end of the day the customers are well served by this.

                      With that, I'll turn it over to Kurt for anything he might want to add.

K. Hilzinger          I would just chime in a little bit here and say I echo
                      Dave that this is a truly exciting opportunity. We have really a once in a lifetime opportunity to create an industry leader and really a best in class operation, and one of the best companies in America, frankly. I think we've got the makings of that.

                      I would just echo what Dave said. It's critical that we stay on task. We clearly have some tough goals in 2001 that we still need to achieve. We've got a March quarter and a June quarter and a September quarter that we must make, and also our customers needs just need to be addressed continually here. So we've got to stay on task.

                      And I would just echo what Dave said. This is about growth. Amerisource is a strong competitor. We've got a terrific growth curve right now. Bergen is a growing company as well, and together I think we'll grow faster than ever in the channel. So it's really about opportunity as we go forward here.

                      With that I'll pass it back to you, Dave.

D. Yost Thanks. We can really spend days and days talking about all the nuances of this transaction. We'll open it up for Q&A. We've tried to put the answers out to Q&A. What I would leave you with, though, is the thought to keep the faith. This is a leadership that you know. Many of you have

                                                               AMERISOURCE CORP.
                                                        Host:  Michael Kilpatric
                                                   March 21, 2001/10:30 a.m. CST
                                                                          Page 5


                      been with us a long time. We will work through all the issues that come up before us. We will do the right things. Keep the faith.

                      I am sorry we had a little trouble on the last call with not having enough portals. I know the message came out that it was blocked because there was some kind of a sex site. I'm trying to use my un-sexy voice and not be quite so raspy, so the same thing doesn't happen as before. But it was because of the overwhelming response we had, and today we've got well over 100 portals on this call.

                      What we'd like to do now is open it up for Q&A, which this is kind of a large group for that. If you've got a question what I'd ask you to do is the operator will give us some instructions. Just state your name and your location, and we'll try to answer your questions. If you could address your questions to 50,000 feet I'd really appreciate it, because again many of the details really have not been established.

Moderator             Our first question is from the line of Tony Blake. If
                      you'll please state your location and then your question.

T. Blake Yes, my location is Detroit, Michigan. It may be too early to tell, but will our benefit package be enhanced in any way?

D. Yost Tony, that's a good question. In fact that's one of the questions that's going to be on the Q&A that we're responding to and sending out. But before the close, all the benefit packages, everything that we have associated with Amerisource will stay exactly as they are now. As we close this transaction and move forward benefits is one of the total areas that we will be reviewing, and like the other issues that we have talked about, we will have a transition team to look at that.

                      Again, our approach here is to take the best of the best, and we fully intend to do that. Thanks for your question, Tony.

Moderator             Our next question is from the line of Cecil Hall. If
                      you'll please state your location and then your question.

C. Hall Cecil Hall, Lynchburg, Virginia. I'm 64 years old and my wife is 62 years old. She does not have enough credits to draw her own social security,

                                                               AMERISOURCE CORP.
                                                        Host:  Michael Kilpatric
                                                   March 21, 2001/10:30 a.m. CST
                                                                          Page 6


                      and when I reach 67 is what I plan to retire on. Is it okay to leave my 401K in place...?

D. Yost               Eileen, do you want to address that?

E. Clark Absolutely, you want to leave your 401K in place. Nothing should change before the end of close, and we have engaged Ayon Consulting to review both our 401K and Bergen's 401K. We will be putting forth a plan that will be as good if not better than what is in place at this point. We will get more information to you as it becomes available as to what investment opportunities will be available in the new 401K, if one is developed.

D. Yost That friendly voice, by the way, was not mine. That was Eileen Clark, both Head of our Human Resources here, Vice President and in charge of counsel for employee benefits. The other thing I want to make sure, Kurt just pushed a note to me as he usually does that says make sure that everyone understands we do not look for the benefit plans to worsen as we go forward. This is a best of the best issue; we certainly don't look to go in the other direction.

                      Any other questions?

Moderator             Next we go to the line of Antonio Mira. Please state your
                      location and then your question.

A. Mira Good morning, Dave. I'm in Columbus, Ohio. Good morning, Kurt. Any thought given to the integration of the IT departments or like what systems are going to be integrated into what systems? Or whose standards will be adopted, and that kind of thought? Or is it too early to say?

D. Yost It's a little early to say that, Antonio, except to point out that this is absolutely a critical part of this enterprise going forward, something we will not take casually. The whole integration of the IT and whose and what system will survive, or what parts will survive is something that we might look for a third party to help us work through. But again I'd point out that IT will be absolutely critical, not only in the integration but in the running of this company and how we compete in the programs that we provide our customers. And there's going to be lots of opportunities in IT clearly going forward, and as we've done in the past it's not going to be essential

                                                               AMERISOURCE CORP.
                                                        Host:  Michael Kilpatric
                                                   March 21, 2001/10:30 a.m. CST
                                                                          Page 7


                      for all the IT functions to be under one roof, as you know, Antonio, better than anyone.

A. Mira               Okay.  Thanks.

Moderator             We have a question from the line of Cecil Hall. If you'd
                      like to state your location and then your question.

C. Hall This is still Cecil Hall on the line. The first question was about the 401K. How will this affect my pension plan, do you know?

E. Clark This is Eileen Clark again. We are reviewing again the pension plan and what defined contribution plans we'll have going forward with the new company. Right now your pension plan remains in place. Any vested monies that you have in your pension plan remain in place, and when you are able to retire you'll be able to draw on that pension. So there is no change.

C. Hall               Thank you.

D. Yost               Good question.  Thank you.

Moderator             Our next question is from the line of Pam McLean. If you'd like to state your location and then your question.

P. McLean             Mira Loma. Dave, I was wondering, are we going to have
                      weekly conference calls, or monthly? How are we going to get our updates on decisions that are being made?

D. Yost That's an excellent question, Pam. We haven't sorted through exactly how frequently they will be, but I want everyone on the call to know and everyone who's not on the call to know that I'm making the commitment to continue to communicate the facts as they develop to you. We will provide periodic updates. I'm not exactly sure what form that will be, but I understand the requirement and request for that, and we will absolutely do that. I make that commitment to you today, Pam.

P. McLean             Okay, thank you.

                                                               AMERISOURCE CORP.
                                                        Host:  Michael Kilpatric
                                                   March 21, 2001/10:30 a.m. CST
                                                                          Page 8


E. Clark If I could chime in there, we've also established an 800 number for employees to call in with questions, and I'm happy to report that that line is being used. We will update everyone in writing probably through e-mail and also through faxes to the divisions on the answers to all of those questions, and the frequency of those answers will depend on how frequently we're asked questions.

Moderator             Thank you. Our next question is from the line of Joan
                      Shelly. If you'd like to state your location and then your question.

M This is...from Eden Prairie, Minnesota. What was...because Bill Gates and his computer company, after he tried to be very successful, his competitors went to the court and sued him.... went to the court and saying he's
                      monopolizing. What I'm saying is the same thing could happen to Amerisource because the competitors for Amerisource might go and say, "Hey, Amerisource is trying to gobble up the industry." So that's my main question, that's the main reason I came to ask you.

D. Yost That's a good question, and it speaks to the whole issue of a Federal Trade Commission review. When this transaction is completed in summer there will be three companies in the wholesale drug business who are very comparable size. Again, we talked about this not being about us being the biggest, but us being the best. But in fact the companies will all be similar size. There's a longstanding tradition of the Federal Trade Commission being very comfortable with three active competitors going forward, and there are a lot of industries that can be pointed to that have three competitors active. Because of this we think the Federal Trade Commission will not have a problem with this transaction. That's a good question.

Moderator             We do have a question from the line of Cathy Allen. If
                      you'd like to state your location and then your question.

C. Allen Hi, good morning. I'm in Sacramento, California. Actually Pam already covered the question for me. I had a comment and a question. My comment was that I appreciate this level of communication and that I think it's really important for our sales staff especially to remain confident and secure in the face of our customers. Timely communication through the ranks is very important for us to be able to do that.

                                                               AMERISOURCE CORP.
                                                        Host:  Michael Kilpatric
                                                   March 21, 2001/10:30 a.m. CST
                                                                          Page 9


D. Yost Thank you, Cathy. That's a good comment, and you're absolutely right. It's absolutely essential we keep our sales force focused right now, particularly since our competitors will be trying to use this as a divide and conquer.

                      Our call in number, by the way, for questions is 888-276-6034, and if you will just follow along the prompting there and leave your name, phone number and location we will follow back up with it. We are dedicated to keeping the communications line fully open as we go through.

Moderator             Next we go to the line of Ray Bobbitt. If you'd like to
                      state your location and then your question.

R. Bobbitt            This is Ray Bobbitt from Mishewaka, Indiana. Good morning.
                      There was some stuff on the Internet about huge penalties for if either company should pull out, but the way it read there it looked as if there might be another suitor. Is that the case?

D. Yost You know typically, Ray, in a deal like this both companies, once they get committed to a program like this want to make sure that the transaction is carried through to completion. What we've done in this case is we've established a shareholders rights plan, which makes it highly unlikely that another company would put in what we would think would be a malicious bid. That is a bid that would not be carried to fruition, but a bid that would somehow screw up this transaction being completed.

                      There are breakup fees to keep both people focused on this transaction. So in the unlikely event that this transaction were not completed, that the other party would have a financial disincentive to try to go out and do a deal some other place. Having said all that, I will tell you that given the state of the industry right now those were both precautionary measures that the lawyers were focused on. We think that it's highly unlikely that there will be any other competing transactions or other offers made to either company just because of the state of the industry right now.

R. Bobbitt            Okay, thank you.

Moderator             We have a question from the line of George Bray. If you'd
                      like to state your location and then your question.

                                                               AMERISOURCE CORP.
                                                        Host:  Michael Kilpatric
                                                   March 21, 2001/10:30 a.m. CST
                                                                         Page 10


W Jeannie from Paducah. Do you foresee Cardinal or McKessen trying to do something to stop this merger?

D. Yost We really don't, because we don't think that they can put together a bid with one another. We think that's highly unlikely given the personalities of the people who run it and the size, which would be a likely event. You may recall that's what happened in 1997. We think it highly unlikely that either one of them would lob a competitive bid to either Amerisource or Bergen because of the structure we have in place on breakup fees and shareholders rights plan. So we really don't think that that will happen this time around.

Moderator             Does that answer your question?

W                     Yes.

Moderator             Okay, very good. We go back to the line of Antonio Mira.
                      If you'd like to state your location once again and then your question.

A. Mira Yes, location is Columbus, Ohio. My question has to do with what indications do you have from the market or what conditions exist right now that favor the fact that FTC would either approve or disprove this type of merger as opposed to back in 1997 when the situation like this was happening? So what's your indication that, I mean, what are the conditions around this merger that would give you a feeling that FTC will go for it?

D. Yost The situation, Antonio, has clearly changed since it was in 1997, 1998. The single biggest factor of course is the fact that this is a transaction that will result in three relatively equally sized players in the marketplace as opposed to the industry going to two, which was the case in '97, '98. The FTC has a long-standing aversion to two players; they have a long-standing acceptance of three players.

                      In addition to that this transaction will continue to drive down the cost of healthcare, which our industry has continued to demonstrate their ability to do over the last several years. So we think that will hit a very positive note. In addition we've gotten very favorable feedback from our customers regarding this. Many of our customers have encouraged us to move ahead with the transaction. Many of our sales people in the last 48 hours have been in touch with our customers, and our customers have been

                                                               AMERISOURCE CORP.
                                                        Host:  Michael Kilpatric
                                                   March 21, 2001/10:30 a.m. CST
                                                                         Page 11


                      very, very supportive. So we think the situation is a lot different than '97 and '98, and that's why we are optimistic about moving forward.

                      I'd also point out that before we made the decision to move forward we spent a lot of time and money with various experts, lawyers, economists, accountants and the like from outside our company advising us on whether or not this transaction could be brought to conclusion, and received very, very positive response to that. And that was what encouraged us to take it forward to our Board of Directors, and that is what encouraged our Board of Directors to unanimously endorse this transaction.

                      A good question.

A. Mira               Thank you.

Moderator             We have no further questions at this time, so Mr. Yost,
                      I'm going to turn the call back over to you.

D. Yost Well, thank you very much, and thank you all for joining us. Again, very exciting times for us. A time of great opportunity going forward for everyone. I'm very, very excited about this. I appreciate your being on the call. We will make every effort to keep you informed on what's happening. And if you have questions that you don't think are being answered please call our line. In the meantime, as Kurt and I both stressed, we appreciate very much the contribution you make to Amerisource. We've got to keep our eye on the ball and stay on task. Thank you very much.

Moderator             Ladies and gentlemen, this conference call will be
                      available for replay for one week starting today at 3:00 p.m. and running through the date of Wednesday, March
                      28th, at midnight. You may access the AT&T Executive
                      Playback Service at any time by dialing 1-800-475-6701 and entering the access code 577907.

                      That does conclude our conference for today. Thanks for your participation and for using AT&T Executive Teleconference. You may now disconnect.